EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2013	2012
Income before income taxes (1)	$7,759	$9,017

Add: fixed charges, excluding capitalized interest	735	761

Income as adjusted before income taxes	$8,494	$9,778

Fixed charges:
Interest expense	$491	$501
Capitalized interest	17	14
Portion of rental expense representative of interest	244	260

Total fixed charges	$752	$775

Ratio of earnings to fixed charges	11.30	12.62

(1)	Income before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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